UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                        _________________

                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 9)

                  INSIGNIA FINANCIAL GROUP, INC.
                 -------------------------------
                         (Name of Issuer)

          Class A Common Stock, par value $.01 per share
          ----------------------------------------------
                  (Title of Class of Securities)

                457956 20 9 (Class A Common Stock)
               -----------------------------------
                          (CUSIP Number)

                         Andrew L. Farkas
                  Insignia Financial Group, Inc.
                   One Insignia Financial Plaza
                Greenville, South Carolina  29602
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)
                          March 17, 1998
       ---------------------------------------------------
     (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box  __.

     Check the following box if a fee is being paid with the statement __. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule
     13d-1(a) for other parties to whom copies are to be sent.
                  (Continued on following pages)

                           SCHEDULE 13D

CUSIP No. 457956 20 9

1    NAME OF REPORTING PERSONS
     Metropolitan Acquisition Partners IV, L.P.

     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) __
                                                           (b) x
3    SEC USE ONLY

4    SOURCE OF FUNDS*
     Not applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                            __

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

                         7    SOLE VOTING POWER
                              None
      NUMBER OF
       SHARES            8    SHARED VOTING POWER
     BENEFICIALLY             2,237,258
      OWNED BY
        EACH             9    SOLE DISPOSITIVE POWER
     REPORTING                None
     PERSON WITH
                         10   SHARED DISPOSITIVE POWER
                              1,762,577

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,237,258  (But see Item 5 herein)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     7.1%

14   TYPE OF REPORTING PERSON*
          PN

                           SCHEDULE 13D

CUSIP No. 457956 20 9

1    NAME OF REPORTING PERSONS
     Metro Shelter Directives, Inc.
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     (Intentionally Omitted)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) __
                                                           (b) x

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     Not applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                            __

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

                         7    SOLE VOTING POWER
                              None
      NUMBER OF
       SHARES            8    SHARED VOTING POWER
     BENEFICIALLY             2,237,258
      OWNED BY
        EACH             9    SOLE DISPOSITIVE POWER
     REPORTING                887,973
     PERSON WITH
                         10   SHARED DISPOSITIVE POWER
                              1,762,577

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,125,231

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                           __

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     10%

14   TYPE OF REPORTING PERSON*
          CO

                           SCHEDULE 13D

CUSIP No. 457956 20 9

1    NAME OF REPORTING PERSONS
     Andrew L. Farkas
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     (Intentionally Omitted)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) __
                                                           (b) x

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     Not applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                            __

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

                         7    SOLE VOTING POWER
                              96,667
      NUMBER OF
       SHARES            8    SHARED VOTING POWER
     BENEFICIALLY             8,359,309
      OWNED BY
        EACH             9    SOLE DISPOSITIVE POWER
     REPORTING                None
     PERSON WITH
                         10   SHARED DISPOSITIVE POWER
                              4,690,123
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     8,359,309 (But see Item 5)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                           __

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     25.8%

14   TYPE OF REPORTING PERSON*
          IN

                           SCHEDULE 13D

CUSIP No. 457956 20 9

1    NAME OF REPORTING PERSONS
     R.A.F. Resources
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     (Intentionally Omitted)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) __
                                                           (b) x

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     Not applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                            __

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     New York

                         7    SOLE VOTING POWER
                              None
      NUMBER OF
       SHARES            8    SHARED VOTING POWER
     BENEFICIALLY             176,257
      OWNED BY
        EACH             9    SOLE DISPOSITIVE POWER
     REPORTING                None
     PERSON WITH
                         10   SHARED DISPOSITIVE POWER
                              176,257
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     176,257 (But see Item 5 herein)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                           __

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     less than 1%

14   TYPE OF REPORTING PERSON*
          PN

                           SCHEDULE 13D

CUSIP No. 457956 20 9

1    NAME OF REPORTING PERSONS
     Robin L. Farkas
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     (Intentionally Omitted)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) __
                                                           (b) x

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     Not applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                            __

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

                         7    SOLE VOTING POWER
                              56,048
      NUMBER OF
       SHARES            8    SHARED VOTING POWER
     BENEFICIALLY             98,129
      OWNED BY
        EACH             9    SOLE DISPOSITIVE POWER
     REPORTING                56,048
     PERSON WITH
                         10   SHARED DISPOSITIVE POWER
                              98,129

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     154,177

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                           __

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     less than 1%

14   TYPE OF REPORTING PERSON*
          IN

                           SCHEDULE 13D

CUSIP No. 457956 20 9

1    NAME OF REPORTING PERSONS
     The Andrew Farkas Trust U/A dated February 25, 1998
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     (Intentionally Omitted)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) __
                                                           (b) x

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     Not applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                            __

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     New York

                         7    SOLE VOTING POWER
                              None
      NUMBER OF
       SHARES            8    SHARED VOTING POWER
     BENEFICIALLY             250,000
      OWNED BY
        EACH             9    SOLE DISPOSITIVE POWER
     REPORTING                None
     PERSON WITH
                         10   SHARED DISPOSITIVE POWER
                              250,000

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     250,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
                                                               __

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     less than 1%

14   TYPE OF REPORTING PERSON*

                           SCHEDULE 13D

CUSIP No. 457956 20 9

1    NAME OF REPORTING PERSONS
     Charles Garner
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     (Intentionally Omitted)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) __
                                                           (b) x

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     Not applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                            __

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

                         7    SOLE VOTING POWER
                              1,200
      NUMBER OF
       SHARES            8    SHARED VOTING POWER
     BENEFICIALLY             250,000
      OWNED BY
        EACH             9    SOLE DISPOSITIVE POWER
     REPORTING                1,200
     PERSON WITH
                         10   SHARED DISPOSITIVE POWER
                              250,000

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,200 (but see Item 5 herein)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                           x

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     less than 1%

14   TYPE OF REPORTING PERSON*
          IN

                           SCHEDULE 13D

CUSIP No. 457956 20 9

1    NAME OF REPORTING PERSONS
     Arnold S. Jacobs
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     (Intentionally Omitted)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) __
                                                           (b) x

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     Not Applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                            __

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

                         7    SOLE VOTING POWER
                              None
      NUMBER OF
       SHARES            8    SHARED VOTING POWER
     BENEFICIALLY             250,000
      OWNED BY
        EACH             9    SOLE DISPOSITIVE POWER
     REPORTING                None
     PERSON WITH
                         10   SHARED DISPOSITIVE POWER
                              250,000

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     None (but see Item 5 herein)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                           x

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     None

14   TYPE OF REPORTING PERSON*
          IN

                           SCHEDULE 13D

CUSIP No. 457956 20 9

1    NAME OF REPORTING PERSONS
     William P. Lauder
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     (Intentionally Omitted)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) __
                                                           (b) x

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     Not Applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                            __

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

                         7    SOLE VOTING POWER
                              None
      NUMBER OF
       SHARES            8    SHARED VOTING POWER
     BENEFICIALLY             250,000
      OWNED BY
        EACH             9    SOLE DISPOSITIVE POWER
     REPORTING                None
     PERSON WITH
                         10   SHARED DISPOSITIVE POWER
                              250,000

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     None (but see Item 5 herein)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                           x

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     None

14   TYPE OF REPORTING PERSON*
          IN

                           SCHEDULE 13D

CUSIP No. 457956 20 9

1    NAME OF REPORTING PERSONS
     James A. Aston
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     (Intentionally Omitted)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) __
                                                           (b) x

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     Not Applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                            __

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

                         7    SOLE VOTING POWER
                              24,167
      NUMBER OF
       SHARES            8    SHARED VOTING POWER
     BENEFICIALLY             304,006
      OWNED BY
        EACH             9    SOLE DISPOSITIVE POWER
     REPORTING                143
     PERSON WITH
                         10   SHARED DISPOSITIVE POWER
                              304,006

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     328,316 (but see Item 5 herein)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                           __

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     1.0%

14   TYPE OF REPORTING PERSON*
          IN

                           SCHEDULE 13D

CUSIP No. 457956 20 9

1    NAME OF REPORTING PERSONS
     Frank M. Garrison
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     (Intentionally Omitted)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) __
                                                           (b) x

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     Not applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                            __

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

                         7    SOLE VOTING POWER
                              34,167
      NUMBER OF
       SHARES            8    SHARED VOTING POWER
     BENEFICIALLY             216,305
      OWNED BY
        EACH             9    SOLE DISPOSITIVE POWER
     REPORTING                None
     PERSON WITH
                         10   SHARED DISPOSITIVE POWER
                              226,305

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     250,472

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                           __

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     less than 1%

14   TYPE OF REPORTING PERSON*
          IN

                           SCHEDULE 13D

CUSIP No. 457956 20 9

1    NAME OF REPORTING PERSONS
     Ronald Uretta
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     (Intentionally Omitted)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) __
                                                           (b) x

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     Not Applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                            __

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

                         7    SOLE VOTING POWER
                              34,167
      NUMBER OF
       SHARES            8    SHARED VOTING POWER
     BENEFICIALLY             256,831
      OWNED BY
        EACH             9    SOLE DISPOSITIVE POWER
     REPORTING                None
     PERSON WITH
                         10   SHARED DISPOSITIVE POWER
                              266,831
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     290,998 (but see Item 5 herein)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                          ___

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     less than 1%

14   TYPE OF REPORTING PERSON*
          IN

                           SCHEDULE 13D

CUSIP No. 457956 20 9

1    NAME OF REPORTING PERSONS
     F III, Inc.
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     (Intentionally Omitted)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) __
                                                           (b) x

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     Not Applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                            __

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

                         7    SOLE VOTING POWER
                              184
      NUMBER OF
       SHARES            8    SHARED VOTING POWER
     BENEFICIALLY             None
      OWNED BY
        EACH             9    SOLE DISPOSITIVE POWER
     REPORTING                184
     PERSON WITH
                         10   SHARED DISPOSITIVE POWER
                              None

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     184

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                           __

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     less than 1%

14   TYPE OF REPORTING PERSON*
          CO

                         AMENDMENT NO. 9
                                to
                    Statement on Schedule 13D
                      Pursuant to Rule 13d-1
                            under the
           Securities Exchange Act of 1934, As Amended

          The undersigned hereby amend Items 2 through 7 of the Statement on Schedule 13D filed on their behalf on February 18, 1992, with the Securities and Exchange Commission (the "Commission") with respect to the Class A Common Stock, par value $.01 per share (the "Insignia Class A Common"), of Insignia Financial Group, Inc. (the "Issuer"), as previously amended and restated. Unless otherwise indicated herein, capitalized terms used herein and not otherwise defined shall have the meanings ascribed thereto in such previously filed Statement on Schedule 13D.


Item 2.   Identity and Background.

          Item 2 is hereby amended by replacing paragraph (d) with the following:

          d.   Andrew L. Farkas.  The business address of Andrew
L. Farkas ("AF") is 375 Park Avenue, Suite 3401, New York, NY 10152. The present principal occupation of AF is (i) the Chairman of the Board, President and Chief Executive Officer and a director of the Issuer (the principal business and address of which is listed in (j)), (ii) the President and sole director and stockholder of the General Partner (the principal business and address of which is listed in Item 1), (iii) a general partner of the Related Limited Partner (the principal business and address of which is listed above), (iv) the President and sole director and stockholder of MV, Inc. ("MV"), a Delaware corporation that is the sole general partner of Metropolitan Acquisition Partners V, L.P. ("MAP V"), a Delaware limited partnership that, as of March 17, 1998, beneficially owned 805,207 shares of the Issuer, as part of a "group" (for purposes of Section 13(d)(3) of the Exchange Act) and (v) the President and sole director and stockholder of Metropolitan Asset Group, Ltd., a New York corporation and real estate investment banking firm located at P.O. Box 1417, Greenville, South Carolina 29602. The principal address of MV is P.O. Box 1417, Greenville, South Carolina
29602.  AF is a United States citizen.

          Item 2 is hereby amended by replacing the second and third paragraphs of (e) with the following:

          f.   The Andrew  Farkas Trust U/A dated February 25,
1998.   The Andrew Farkas Trust U/A dated February 25, 1998 (the
"AF Trust") is a trust organized under the laws of the State of New York. The principal business of the AF Trust is to own shares of Insignia Class A Common. The address of the principal office of the AF Trust is 1585 Broadway, New York, NY 10036.

          g. Charles Garner. The business address of Charles Garner ("CG") is Simpson Thacher & Bartlett, 425 Lexington Avenue, New York, NY 10017. The present principal occupation of CG is associate at the law firm of Simpson Thacher & Bartlett, the principal address of which is CG's business address. CG is also a trustee of the AF Trust. CG is a United States citizen.

          h.   Arnold S. Jacobs.  The business address of Arnold
S. Jacobs ("ASJ") is Proskauer Rose LLP, 1585 Broadway, New York, NY 10036. The present principal occupation of ASJ is Partner at the law firm of Proskauer Rose LLP, the principal address of which is ASJ's business address. ASJ is also a trustee of the AF Trust. ASJ is a United States citizen.

          i. William P. Lauder. The business address of William P. Lauder ("WL") is 767 Fifth Avenue, New York, NY 10153.
The present principal occupation of WL is President of Origins
Natural Resources, Inc., a subsidiary of The Estee Lauder
Companies Inc. ("Estee Lauder") a cosmetics company, and a director of Estee Lauder. The principal address of Estee Lauder is WL's principal business address.

          j. James A. Aston. The business address of James A. Aston ("JAA") is One Insignia Financial Plaza, Greenville, South Carolina, 29602. The present principal occupation of JAA is (i) Office of the Chairman and Chief Financial Officer of the Issuer (the principal address of which is listed above) and (ii) President of Insignia Properties Trust ("IPT"), a real estate investment trust and majority owned subsidiary of the Issuer, which acquires and owns interests in multifamily residential and commercial properties. The principal address of IPT is One Insignia Financial Plaza, Greenville, SC 29602. JAA is a United States citizen.

          k.   Frank M. Garrison.  The business address of Frank
M. Garrison ("FMG") is 102 Woodmont Boulevard, Suite 400, Nashville, TN, 37205. The present principal occupation of FMG is
(i) Executive Managing Director and President of the Financial Services Division of the Issuer (the principal address of which is listed in Item 1) and (ii) Executive Managing Director of IPT, the principal business and address of which is listed in (j) above. FMG is a United States citizen.

          l.   Ronald Uretta.   The business address of Ronald
Uretta ("RU") is One Insignia Financial Plaza, Greenville, South Carolina, 29602. The present principal occupation of RU is (i) Chief Operating Officer and Treasurer of the Issuer (the principal address of which is listed in Item 1) and (ii) Vice President and Treasurer of IPT, the principal business and address of which is listed in (j) above. RU is a United States citizen.

          m.   F III, Inc.  F III, Inc. ("F III") is a
corporation organized under the laws of the State of Delaware. The principal business of F III is to be the sole general partner of Metropolitan Partners I, L.P., which is a limited partner of MAP IV, and to serve as a general partner of a limited partnership that own real estate in New York City. F III is wholly owned by AF. The address of the principal office of F III is One Insignia Financial Plaza, Greenville, SC 29062.

          The Partnership, the General Partner, the Related Limited Partner, AF, RF, the AF Trust, CG, ASJ, WL, JAA, FMG RU and F III are collectively referred to herein as the "Reporting Persons." The Reporting Persons constitute a "group" (the "Group") for purposes of Section 13(d)(3) of the Exchange Act. The Partnership, the General Partner, the Related Limited Partner and RF hereby disclaim any membership in a group with MSD and MAP
V. Each of CG, ASJ and WL disclaims beneficial ownership of the shares held by the AF Trust.

          None of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years. None of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws during the past five years.

Item 3.   Source and Amount of Funds or Other Consideration.

          Effective February 25, 1998, AF transferred a total of
250,000 shares of Insignia Class A Common to the AF Trust (the
"Trust Transfer").  No consideration was paid for the Trust
Transfer.

Item 4.   Purpose of Transaction.

          Item 4 is hereby amended by adding the following after the fourth paragraph:

          The Trust Transfer to the AF Trust by AF was for AF's estate planning purposes.

          Item 4 is hereby amended by replacing the last paragraph with the following:

          On March 17, 1998 the Issuer entered into that certain Agreement and Plan of Merger (the "Merger Agreement") by and among the Issuer, Insignia/ESG, Inc., a Delaware corporation and wholly-owned subsidiary of the Issuer, and Apartment Investment and Management Company, a Maryland corporation ("AIMCO"), pursuant to which the Issuer agreed, subject to certain conditions (including regulatory and stockholder approval), to merge with and into AIMCO for cash, stock and assumption of indebtedness (the "Merger"). As a condition to AIMCO's execution of the Merger Agreement, each of AF, the AF Trust, JAA, FMG and RU executed an Irrevocable Proxy, a Voting Agreement and a Call Option, Put Option and Purchase Price Adjustment Agreement (each a "Call Option Agreement") with AIMCO, each dated March 17, 1998. Each of the Partnership and MAP V also entered into a Voting Agreement and an Irrevocable Proxy with AIMCO.

          Under the Voting Agreements, (i) each of AF, the AF Trust, JAA, FMG and RU (the "Executive Group") agreed to vote his /its shares of Insignia Class A Common owned directly by him/it on March 17, 1998 and any shares acquired by him/it thereafter (including any shares acquired upon the exercise of options and warrants and restricted stock awards vested on the date of the agreement) and (ii) each of the Partnership and MAP V agreed to vote those shares of Insignia Class A Common to which MSD or MV, respectively, would be entitled upon a distribution of all such shares owned by the Partnership and MAP V, respectively, in favor of the Merger, the Merger Agreement, any matters that could reasonably be expected to facilitate the Merger and against any competing bid until such time as the Call Option Agreements are terminated. Under the Irrevocable Proxies, each of the members of the Executive Group, the Partnership, and MAP V granted authorized officers of AIMCO an irrevocable proxy to vote his/its shares of Insignia Class A Common as required under the Voting Agreements until such time as the Call Option Agreements are terminated.

          Under the Call Option Agreements, each of the members of the Executive Group granted AIMCO an option to purchase (the "AIMCO Call") 45% or 100% of the shares of (i) Insignia Class A Common held directly, (ii) Insignia Class A Common underlying options, warrants and restricted stock awards vested at the time of the event (collectively, the "Convertible Shares") and (iii) beneficial interest of IPT, owned by the Executive Group member, depending upon the circumstances, at a fixed purchase price. However, if AIMCO increases the consideration it would pay in the Merger, then such purchase price would be adjusted. The AIMCO Call must be exercised by AIMCO for the shares of Insignia Class A Common, Convertible Shares and shares of beneficial interest of IPT held by all the members of the Executive Group. After receiving a notice of an AMICO Call, each Executive Group member is required to exercise his vested options and warrants and acquire the shares of Insignia Class A Common underlying such options and warrants. Under the Call Option Agreements, AIMCO has agreed to loan the Executive Group members the money needed to exercise such options and warrants.

          Under the Call Option Agreements, AIMCO granted each of members of the Executive Group the option to sell (the "Put Option") to AIMCO his/its shares of Insignia Class A Common held directly, his/its Convertible Shares and his/its shares of beneficial interest of IPT at the same fixed price as in the AIMCO Call, under certain circumstances. However, if the price per share of Insignia Class A Common or of shares of beneficial interest of IPT is greater than the agreed upon fixed price at the time that a member of the Executive Group exercises his put right, then AIMCO agrees to pay such member of the Executive Group the higher price based upon a average of the closing sale prices of a share of Insignia Class A Common or a share of beneficial interest of IPT, as the case may be, over a three day period.

          When the AIMCO Call is made or upon the written request of AIMCO following an Acquisition Proposal (as defined in the Merger Agreement), AF has agreed, as the President, sole director and stockholder of MV and MSD to cause the Partnership and MAP V, respectively, to distribute to him the number of shares of Insignia Class A Common to which MSD and MV respectively, would be entitled under their respective partnership agreements. After such a distribution, the shares of Insignia Class A Common owned by MSD and MV would be subject to the terms of a Call Option Agreement.

Item 5.   Interest in Securities of the Issuer

          Item 5 is hereby amended by replacing all the information under the heading "Beneficial Ownership" with the following:

Beneficial Ownership

          As of March 20, 1998, the Reporting Persons held interests in Insignia Class A Common as follows:


                                              Beneficial Ownership
                                             ---------------------

Reporting Person                        Shares                  % of
                                         Sole                Outstanding
----------------                        -------              -----------

Metropolitan Acquisition
  Partners IV, L.P.                      2,237,258        7.1%

Metropolitan Shelter
  Directives, Inc.                       3,125,231         10%

Andrew L. Farkas                         8,359,309        25.8%

R.A.F. Resources                           176,257          *

Robin L. Farkas                            154,177          *

The Andrew Farkas Trust
  U/A dated February 25, 1998              250,000          *

Charles Garner                             251,200          *

Arnold S. Jacobs                           250,000          *

William Lauder                             250,000          *

James A. Aston                             328,316         1%

Frank M. Garrison                          250,472          *

Ronald Uretta                              290,998          *

F III, Inc.                                    184         --


                 Voting Power
 Dispositive Power
                --------------                         -----------------
            Sole             Shared           Sole
 Shared
            ----           -------           -----
 -----

                  --            2,237,258            --       1,762,577
             887,973            2,237,258       887,973       1,762,577
              96,667            8,359,309            --       4,690,123
                  --              176,257            --         176,257
              56,048               98,129        56,048          98,129
                  --              250,000            --         250,000
               1,200              250,000            --         250,000
                  --              250,000            --         250,000
                  --              250,000            --         250,000
              24,167              304,006           143         304,006
              34,167              216,305            --         226,305
              34,167              256,831            --         266,831
                 184                   --           184              --
________
*  less than 1%

          The Partnership's beneficial ownership includes (i) 474,681 shares which are owned by the limited partners of the Partnership and which the limited partners granted proxies back to the Partnership on July 27, 1995 and October 1, 1996 and (ii) 1,762,577 shares which remain in the Partnership. 832,818 shares, which represents the General Partner's portion of the shares remaining in the Partnership, currently are subject to a Voting Agreement and Irrevocable Proxy, and therefore the Partnership would be deemed to share voting power with AIMCO and the General Partner with respect to such shares. The Partnership's shared voting power with respect to 1,404,440 shares results from its relationship with the General Partner and the proxies granted to it on July 27, 1995 and October 1, 1996. The Partnership's shared dispositive power with respect to 1,762,577 shares results from its relationship with the General Partner.

          The General Partner's beneficial ownership includes (i) 2,237,258 shares which are beneficially owned by the Partnership and (ii) 887,973 shares remaining from the July 27, 1995 and October 1, 1996 distributions from the Partnership. 832,818 shares, which represents the General Partner's portion of the shares remaining in the Partnership currently are subject to a Voting Agreement and Irrevocable Proxy, and therefore the General Partner would be deemed to share voting power with AIMCO and the Partnership with respect to such shares. The General Partner's shared voting power with respect to 1,404,440 shares results from its relationship with the Partnership. The General Partner's shared dispositive power with respect to 1,762,577 shares results from its relationship with the Partnership.

          AF's beneficial ownership includes (i) 207,047 shares directly owned, (ii) 887,973 shares beneficially owned by the General Partner (excluding shares beneficially owned by the Partnership), (iii) 2,237,258 shares beneficially owned by the Partnership (including 176,257 shares distributed to the Related Limited Partner), (iv) 195,658 shares beneficially owned by MV (excluding shares beneficially owned by MAP V), (v) 805,207 shares beneficially owned by MAP V, (vi) 184 shares beneficially owned by F III, (vii) 300,000 shares subject to the February Options, (viii) 128,000 shares subject to the November Warrants,
(ix) 500,000 shares subject to the August Warrants, (x) an estimated 3,001,315 shares which are subject to the Stockholders' Agreement (as described in Item 6) and (xi) 96,667 shares, which are restricted stock awards (for which AF has voting power). 3,414,105 shares beneficially owned by AF are subject currently to a Voting Agreement, an Irrevocable Proxy and a Call Option Agreement and therefore AF would be deemed to share voting and dispositive power with respect to such shares. AF's shared voting power with respect to 4,848,537 shares results from his relationship to the Partnership, MAP V, the General Partner and MV and rights granted under the Stockholders' Agreement (as described in Item 6). AF's shared dispositive power with respect to 4,690,123 shares results from his relationship to Partnership, MAP V, the General Partner and MV.

          The Related Limited Partner's beneficial ownership includes 176,257 shares which were distributed to it by the Partnership in a distribution on October 1, 1996. The Related Limited Partner's shared voting and dispositive power results from its relationship with the Partnership, AF and RF.

          RF's beneficial ownership includes (i) 32,048 shares owned by RF, (ii) 10,000 owned by RF's spouse (either directly or through trusts), (iii) 88,129 shares beneficially owned by the Related Limited Partner and (iv) 24,000 share subject to options exercisable within 60 days. RF's shared voting and dispositive power results from his relationship with the Related Limited Partner. RF disclaims beneficial ownership of his spouse's shares.

          The AF Trust's beneficial ownership includes 250,000 shares directly owned. Each of ASJ, CG and WL's beneficial ownership includes 250,000 shares owned by the AF Trust. In addition, CG owns 1,200 shares of Insignia Class A Common directly. The shared voting and dispositive power of each of ASJ, CG and WL results from his relationship as a trustee of the AF Trust. A majority of the trustees of the AF Trust must agree in order to vote or dispose of the 250,000 shares of Insignia Class A Common held by the AF Trust.

          JAA's beneficial ownership includes (i) 56,506 shares directly owned, (ii) 223,000 shares, which includes shares underlying options and warrants which are exercisable within 60 days, (iii) 24,500 shares owned by Mr. Aston's wife and children,
(iv) 143 shares in an IRA for the benefit of JAA and (v) 24,167 shares which are restricted stock awards (for which JAA has voting power). 279,506 shares beneficially owned by JAA are subject currently to a Voting Agreement, an Irrevocable Proxy and a Call Option Agreement and therefore JAA would be deemed to share voting and dispositive power with AIMCO with respect to such shares. 24,500 shares beneficially owned by JAA are owned by JAA's wife and children and therefore JAA would be deemed to share voting and dispositive power with his wife and children with respect to such shares. JAA disclaims beneficial ownership with respect to such 24,500 shares.

          FMG's beneficial ownership includes (i) 39,805 shares directly owned, (ii) 186,500 shares, which includes shares underlying options and warrants which are exercisable within 60 days and (iii) 24,167 shares, which are restricted stock awards (for which FMG has voting power). 216,305 shares beneficially owned by FMG are currently to a Voting Agreement and an Irrevocable Proxy and therefore FMG would be deemed to share voting power with AIMCO with respect to such shares. 226,305 shares beneficially owned by FMG are subject currently to a Call Option Agreement and therefore FMG would be deemed to share dispositive power with AIMCO with respect to such shares.

          RU's beneficial ownership includes (i) 72,521 shares directly owned, (ii) 193,300 shares, which includes shares underlying options and warrants which are exercisable within 60 days, (iii) 1,010 shares owned by Mr. Uretta's wife and children and (iv) 24,167 shares, which are restricted stock awards (for which RU has voting power). 255,821 shares beneficially owned by RU are currently subject to a Voting Agreement and an Irrevocable Proxy and therefore RU would be deemed to share voting power with AIMCO with respect to such shares. 265,821 shares beneficially owned by RU are currently subject to a Call Option Agreement and therefore RU would be deemed to share dispositive power with AIMCO with respect to such shares. 1,010 shares beneficially owned by RU are owned by RU's wife and children and therefore RU would be deemed to share voting and dispositive power with his wife and children with respect to such shares. RU disclaims beneficial ownership with respect to such 1,010 shares.

          The Partnership, the General Partner, the Related Limited Partner and RF have not been involved in any transactions in Insignia Class A Common Stock during the past 60 days. During the past 60 days, AF and the AF Trust have been involved in the Trust Transfer. On or about March 5, 1998, RU transferred 800 shares to his children. On March 16, 1998 RU exercised stock options for 36,676 shares at $3.00 per share.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships With Respect to Securities of the Issuer

          See Item 4 for a description of the Voting Agreements, Irrevocable Proxies and Call Option Agreements entered into by each member of the Executive Group and the Partnership (as to the Voting Agreement and Irrevocable Proxy only) in connection with the Merger.

Item 7.   Material to be Filed as Exhibits.

Exhibits filed with Amendment 9:

          (l) Voting Agreement dated as of March 17, 1998 by and among Apartment Investment and Management Company, Andrew L.
Farkas and Insignia Financial Group, Inc. and a schedule of substantially identical Voting Agreements.

          (m)  Irrevocable Proxy dated as of March 17, 1998 by
Andrew L. Farkas and a schedule of substantially identical
Irrevocable Proxies.

          (n)  Call Option, Put Option and Purchase Price
Adjustment Agreement dated as of March 17, 1998 by and between Apartment Investment and Management Company and Andrew L. Farkas and a schedule of substantially similar agreements.

          (o) Joint Filing Agreement dated as of March 30, 1998 by and among Andrew L. Farkas, The Andrew Farkas Trust, Charles Garner, Arnold S. Jacobs, William P. Lauder, Metropolitan Acquisition Partners IV, L.P., Metro Shelter Directives, Inc., R.A.F. Resources, Robin L. Farkas, James A. Aston, Frank M. Garrison, Ronald Uretta and F III, Inc.

                            SIGNATURES

          After reasonable inquiry and to the best knowledge and belief of the undersigned, the information set forth in this statement is true, complete, and correct.

Dated:  March 30, 1998

                         METROPOLITAN ACQUISITION PARTNERS IV,
                         L.P.

                         By:  Metro Shelter Directives, Inc.
                              General Partner


                         By:  /s/ Andrew L. Farkas
                              Andrew L. Farkas
                              President


                         METRO SHELTER DIRECTIVES, INC.


                         By:    /s/ Andrew L. Farkas
                              Andrew L. Farkas
                              President


                         /s/ Andrew L. Farkas
                         Andrew L. Farkas


                         /s/ Robin L. Farkas
                         Robin L. Farkas


                         R.A.F. RESOURCES

                              By:  /s/ Andrew L. Farkas
                                   Andrew L. Farkas
                                   General Partner

/s/ Ron Uretta                THE ANDREW FARKAS TRUST U/A
Ron Uretta                    dated February 25, 1998


F III, Inc.                        By:  /s/ Charles Garner
                                        Charles Garner
                                        Trustee
By:  /s/ Andrew L. Farkas
     Andrew L. Farkas

                              THE ANDREW FARKAS TRUST U/A
                              dated February 25, 1998


                              By:  /s/ Arnold S. Jacobs
                                   Arnold S. Jacobs
                                   Trustee

                              THE ANDREW FARKAS TRUST U/A
                              dated February 25, 1998


                                   By:  /s/ William P. Lauder
                                        William P. Lauder
                                        Trustee


                              /s/ James A. Aston
                              James A. Aston


                              /s/ Frank M. Garrison
                              Frank M. Garrison

                          EXHIBIT INDEX

Exhibit        Description

(l) Voting Agreement dated as of March 17, 1998 by and among Apartment Investment and Management Company, Andrew L. Farkas and Insignia Financial Group, Inc. and a schedule of substantially identical Voting Agreements.

(m) Irrevocable Proxy dated as of March 17, 1998 by Andrew L. Farkas and a schedule of substantially identical Irrevocable Proxies.

(n)       Call Option, Put Option and Purchase Price
          Adjustment Agreement dated as of March 17,
          1998 by and between Apartment Investment and Management Company and Andrew L. Farkas and a schedule of substantially similar agreements.

(o)       Joint Filing Agreement dated as of March 30,
          1998 by and among Andrew L. Farkas, The
          Andrew Farkas Trust, Charles Garner, Arnold
          S. Jacobs, William P. Lauder, Metropolitan
          Acquisition Partners IV, L.P., Metro Shelter
          Directives, Inc., R.A.F. Resources, Robin L.
          Farkas, James A. Aston, Frank M. Garrison,
          Ronald Uretta and F III, Inc.






















                                                      (Exhibit l)


                       VOTING AGREEMENT


     This Voting Agreement ("Agreement") is made and entered into as of March 17, 1998 by and among Apartment Investment and Management Company, a Maryland corporation ("AIMCO"), the undersigned stockholder of Insignia Financial Group, Inc., a Delaware corporation ("IFG"), and IFG.

                          RECITALS

     Concurrently with the execution of this Agreement, AIMCO, IFG and Insignia/ESG, Inc., a Delaware corporation ("SpinCo") have entered into an Agreement and Plan of Merger dated as of March 17, 1998 (the "Merger Agreement"), providing for the merger of IFG with and into AIMCO, with AIMCO being the surviving corporation (the "Merger"). The Merger Agreement further contemplates that all of the issued and outstanding shares of SpinCo, a wholly- owned subsidiary of IFG, shall be distributed to the stockholders of IFG prior to the Merger. The stockholder named on the signature page hereof (the "Stockholder") is the holder of record of at least the number of shares of the outstanding common stock, par value $.01 per share, of IFG ("IFG Common Stock"), as is indicated on the final page of this Agreement (the "Shares"), and the number of options to purchase shares of IFG Common Stock as is indicated on the final page of this Agreement (the "Options"). In consideration of and to induce the execution of the Merger Agreement by AIMCO, the Stockholder agrees to vote the Shares so as to facilitate consummation of the Merger to the extent more fully described below.

     NOW, THEREFORE, in consideration of the mutual promises and the mutual covenants and agreements contained herein, the parties agree as follows:

          1. Agreement to Vote Shares. At any meeting of the stockholders of IFG called with respect to the Merger and the Merger Agreement, and at any adjournment thereof, and with respect to any consent solicited with respect to the Merger and the Merger Agreement, the Spin-Off and any related transactions, the Stockholder shall vote the Shares (a) in favor of approval of the Merger and the Merger Agreement, the Spin-Off and any matter which could reasonably be expected to facilitate the Merger and such other transactions and (b) against any Acquisition Proposal as such term is defined in the Merger Agreement. The Stockholder may vote on all other matters. The Stockholder, as the holder of voting stock of IFG shall be present, in person or by proxy, at all meetings of stockholders of IFG and at any adjournment thereof so that all Shares are counted for the purpose of determining the presence of a quorum at such meetings. This Agreement is intended to bind the Stockholder only with respect to the voting of his Shares as a Stockholder herein, and shall not prohibit the Stockholder from acting in accordance with his fiduciary duties as an officer or director of IFG.

          2. Irrevocable Proxy. Concurrently with the execution of this Agreement, the Stockholder agrees to deliver to AIMCO an irrevocable proxy in the form attached hereto as Annex A (the "Proxy"), provided that the Proxy shall be revoked only upon termination of the Call Option and Purchase Price Adjustment Agreement of even date between AIMCO and Andrew L. Farkas (the "Expiration Date"). The Proxy is irrevocable and coupled with an interest in the obligations of Stockholder.

          3. Definition of Shares. For purposes of this Agreement, the term "Shares" shall (unless the Stockholder, MAP IV or MAP V (both as hereinafter defined)) include any shares of IFG capital stock which the Stockholder purchases for his own account or otherwise acquires for his own account after the execution of this Agreement and prior to the Expiration Date, including shares obtained upon exercise of Options, or upon dissolution of Metropolitan Asset Partners IV L.P. ("MAP IV") and Metropolitan Asset Partners V L.P. ("MAP V"). However, unless the Stockholder is MAP IV or MAP V, "Shares" includes only those shares of IFG Common Stock owned of record and beneficially by Stockholder and does not include shares of IFG Common Stock beneficially owned by others notwithstanding that such shares may be owned of record by Stockholder. As to MAP IV and MAP V, "Shares" means only those shares of IFG Common Stock as is indicated on the final page of this Agreement less any shares distributed to Andrew L. Fortras.

          4. Representations, Warranties and Covenants of the Stockholder. The Stockholder hereby represents, warrants and covenants to AIMCO that, except as specifically described on Annex B to this Agreement, (a) the Stockholder has duly authorized, executed and delivered this Agreement and this Agreement is a legal, valid and binding obligation of the Stockholder, enforceable against the Stockholder in accordance with its terms; and neither the execution of this Agreement nor the consummation by the Stockholder of the transactions contemplated hereby will constitute a violation of or default under, or conflict with, any contract, commitment, agreement, understanding, arrangement or restriction of any kind to which the Stockholder is a party or by which the Stockholder is bound;
(b) unless the Stockholder is MAP IV or MAP V, as of the date hereof, the Shares and the Options listed on the signature page of this Agreement represent all the vested shares of IFG Common Stock and Options owned by the Stockholder (other than through a limited partnership of which he or his controlled entity is not a general partner) and there are no options, warrants or rights to purchase or acquire, or agreements relating to, the Shares and Options other than this Agreement and the Call Option and Price Adjustment Agreement of even date; (c) upon dissolution of MAP IV and MAP V, the Stockholder will have (without exception) good title to the Shares and Options free and clear of all claims, liens, charges, encumbrances and security interest of any nature whatsoever, except that the Stockholder may have pledged all or part of the Shares to a bona fide financial institution if (unless the person signing this Agreement is one of Messrs. Aston, Garrison, or Uretta) such institution agrees in writing to be bound by this Agreement or to AIMCO; (d) except for this Agreement and the Irrevocable Proxy contemplated hereby, Stockholder is not a party to or otherwise bound by any proxy, voting agreement or restriction which affects the voting rights of the Shares or any shares underlying the Options or any capital stock or other security of IFG; and (e) in the case of a Stockholder which is a trust, the undersigned individual trustees of such trust are lawful and duly appointed trustees of such trust and have full power and authority on behalf of such trust to enter into this Agreement and to consummate the transactions contemplated hereby.

          5.   Representations, Warranties and Covenants of
AIMCO. AIMCO represents, warrants and covenants to the Stockholder, as follows:

               5.1. Due Authorization. This Agreement has been authorized by all necessary corporate action on the part of AIMCO and has been duly executed by a duly authorized representative of AIMCO.

               5.2  Validity; No Conflict.  This Agreement
          constitutes the legal, valid and binding obligation of AIMCO. Neither the execution of this Agreement by AIMCO nor the consummation of the transactions contemplated hereby will result in a breach or violation of the terms of any agreement by which AIMCO is bound or of any decree, judgment, order, law or regulation now in effect of any court or other governmental body applicable to AIMCO.

          6. Additional Documents. The Stockholder and AIMCO hereby covenant and agree to execute and deliver any additional documents necessary or desirable, in the reasonable opinion of AIMCO's legal counsel or the Stockholder, as the case may be, to carry out the intent of this Agreement.

          7. Consent and Waiver. The Stockholder hereby gives any consent or waivers that are reasonably required for the consummation of the Merger and any related transactions under the terms of any agreement to which the Stockholder is a party or pursuant to any rights the Stockholder may have.

          8.   Miscellaneous.

               8.1  Severability.  If any term, provision,
          covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

               8.2  Binding Effect and Assignment.  This
          Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but, except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by any of the parties without the prior written consent of the other.

               8.3 Amendments and Modifications. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

               8.4 Specific Performance; Injunctive Relief. The parties hereto acknowledge that AIMCO will be irreparably harmed and that there will be no adequate remedy at law for a violation of any of the covenants or agreements of the Stockholder set forth herein. Therefore, it is agreed that, in addition to any other remedies which may be available to AIMCO upon such violation, AIMCO shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to it at law or in equity.

               8.5 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and sufficient if delivered in person, by commercial overnight courier service, by confirmed telecopy, or sent by mail (registered or certified mail, postage prepaid, return receipt requested) to the respective parties as follows:

          (a)  if to AIMCO, to

               Apartment Investment and Management Company
               1873 South Bellaire Street
               17th Floor
               Denver, Colorado  80222
               Attention:  Peter K. Kompaniez
               Facsimile No.:  (303) 757-8735

               with a copy to:

               Skadden, Arps, Slate, Meagher & Flom LLP
               919 Third Avenue
               New York, New York  10022-3897
               Attention:   Patrick J. Foye, Esq.
               Facsimile:  (212) 735-2000

          (b)  if to IFG or Stockholder, to

               Insignia Financial Group, Inc.
               200 Park Avenue
               New York, New York  10166
               Attention:  Adam Gilbert
               Facsimile No.:  (212) 984-8040

               with a copy to:

               Proskauer Rose LLP
               1585 Broadway
               New York, New York  10036
               Attention:  Arnold S. Jacobs, Esq.
               Facsimile No.: (212) 969-2900

or to such other address as either party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall only be effective upon receipt.

               8.6  Governing Law.  This Agreement shall be
          governed by, construed and enforced in accordance with the laws of the State of New York without giving effect to principles of conflicts of law.

               8.7 Entire Agreement. This Agreement contains the entire understanding of the parties in respect of the subject matter hereof, and supersedes all prior negotiations and understandings between the parties with respect to such subject matter.

               8.8 Counterparts. This Agreement may be executed in counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.
               8.9 Effect of Headings. The section headings herein are for convenience only and shall not affect the construction or interpretation of this Agreement.

               8.10 Termination. Notwithstanding anything else in this Agreement, this Agreement and the Proxy, and all obligations of the Stockholder under either of them, shall automatically terminate as of the Expiration Date.

               8.11 Capitalized Terms. Capitalized terms used and not defined herein shall have the meaning ascribed to them in the Merger Agreement.

               8.12 IFG Action. IFG agrees to take whatever action may be reasonably necessary to effect the transactions contemplated by this Agreement.

               8.13 Information to be Supplied. If the person signing this Agreement is one of Messrs. Aston, Garrison, or Uretta, the number of shares and options is not yet filled in as regards. This Agreement or the Irrevocable Proxy, and he agrees to supply such information to AIMCO promptly but in any case within two weeks and agrees that he is bound by this Agreement prior to and following delivery of such information.






































          IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed on the day and year first above written.

                              APARTMENT INVESTMENT AND
                              MANAGEMENT COMPANY

                              By: /s/ Peter Kompaniez
                              Name:  Peter Kompaniez
                              Title:  President

Shares Subject to this Agreement:       ANDREW L. FARKAS

____ shares of IFG Common Stock         By:/s/ Andrew L. Farkas

____ Options Subject to this Agreement:

____ shares of IFG Common Stock
     subject to the Options


                              INSIGNIA FINANCIAL GROUP, INC.


                              By: /s/ Frank M. Garrison
                              Name:  Frank M. Garrison
                              Title:  Executive Managing Director




























                                                      ANNEX A


                        IRREVOCABLE PROXY


     The undersigned holder of shares of capital stock (the "Stockholder") of Insignia Financial Group, Inc., a Delaware corporation ("IFG"), hereby irrevocably appoints and constitutes each of Terry Considine, Peter Kompaniez and Tom Toomey who are duly authorized representatives of Apartment Investment and Management Company and each of them (the "Proxyholders"), the agents and proxies of the undersigned, with full power of substitution and resubstitution, to the full extent of the undersigned's rights with respect to the shares of capital stock of IFG owned by the undersigned and listed below (specifically excluding any shares beneficially owned by a third party which are owned of record by the Stockholder), which shares are listed below (the "Shares"), and any and all other shares or securities issued or issuable in respect thereof or issued in respect of the options listed below (the "Options"), on or after the date hereof and prior to the date this proxy terminated, to vote the Shares and other shares as follows:

     The agents and proxies named above are empowered at any time prior to termination of this proxy to exercise all voting and other rights (including, without limitation, the power to execute and deliver written consents with respect to the Shares) of the undersigned at every annual, special or adjourned meeting of the stockholders of IFG, and in every written consent in lieu of such a meeting, or otherwise, (a) in favor of approval of the Merger, the Merger Agreement and the Spin Off (as such terms are defined in the Voting Agreement dated as of the date hereof, by and among IFG, the Stockholder and AIMCO (the "Voting Agreement")), and any matter that could reasonably be expected to facilitate the Merger, the Spin- Off and any related transactions and (b) against any Acquisition Proposal as such term is defined in the Merger Agreement. The Proxyholders may not exercise this proxy on any other matter. The Stockholder may vote the Shares and other shares on all such other matters.

     The proxy granted by the Stockholder to the Proxyholders hereby is granted as of the date of this Proxy in order to secure the obligations of the Stockholder set forth in Section 1 of the Voting Agreement, and is irrevocable and coupled with an interest in such obligations and in the interests in IFG held by Stockholder. This proxy will terminate upon the Expiration Date (as defined in the Voting Agreement).

     Upon the execution hereof, all prior proxies given by the undersigned with respect to the Shares and any and all other shares or securities issued or issuable in respect thereof or issued in respect of the Options on or after the date hereof are hereby revoked and no subsequent proxies will be given until such time as this proxy shall be terminated in accordance with its terms.

     Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned. The Stockholder authorizes the Proxyholders to file this proxy and any substitution or revocation of substitution with the Secretary of IFG and with any Inspector of Elections at any meeting of the stockholders of IFG.

     This proxy is irrevocable and shall survive the insolvency, incapacity, death or liquidation of the undersigned.

Dated:  March 17, 1998

                         ANDREW L. FARKAS



                         By:

Shares and Options to which this Irrevocable Proxy relates:

________ shares of IFG Common Stock

________ Options for shares of IFG Common Stock



























                            ANNEX B

      ENCUMBRANCES UPON THE SHARES HELD BY THE UNDERSIGNED


















































                                                      (Exhibit m)


                        IRREVOCABLE PROXY



     The undersigned holder of shares of capital stock (the "Stockholder") of Insignia Financial Group, Inc., a Delaware corporation ("IFG"), hereby irrevocably appoints and constitutes each of Terry Considine, Peter Kompaniez and Tom Toomey who are duly authorized representatives of Apartment Investment and Management Company and each of them (the "Proxyholders"), the agents and proxies of the undersigned, with full power of substitution and resubstitution, to the full extent of the undersigned's rights with respect to the shares of capital stock of IFG owned by the undersigned and listed below (specifically excluding any shares beneficially owned by a third party which are owned of record by the Stockholder), which shares are listed below (the "Shares"), and any and all other shares or securities issued or issuable in respect thereof or issued in respect of the options listed below (the "Options"), on or after the date hereof and prior to the date this proxy terminated, to vote the Shares and other shares as follows:

     The agents and proxies named above are empowered at any time prior to termination of this proxy to exercise all voting and other rights (including, without limitation, the power to execute and deliver written consents with respect to the Shares) of the undersigned at every annual, special or adjourned meeting of the stockholders of IFG, and in every written consent in lieu of such a meeting, or otherwise, (a) in favor of approval of the Merger, the Merger Agreement and the Spin Off (as such terms are defined in the Voting Agreement dated as of the date hereof, by and among IFG, the Stockholder and AIMCO (the "Voting Agreement")), and any matter that could reasonably be expected to facilitate the Merger, the Spin- Off and any related transactions and (b) against any Acquisition Proposal as such term is defined in the Merger Agreement. The Proxyholders may not exercise this proxy on any other matter. The Stockholder may vote the Shares and other shares on all such other matters.

     The proxy granted by the Stockholder to the Proxyholders hereby is granted as of the date of this Proxy in order to secure the obligations of the Stockholder set forth in Section 1 of the Voting Agreement, and is irrevocable and coupled with an interest in such obligations and in the interests in IFG held by Stockholder. This proxy will terminate upon the Expiration Date (as defined in the Voting Agreement).

     Upon the execution hereof, all prior proxies given by the undersigned with respect to the Shares and any and all other shares or securities issued or issuable in respect thereof or issued in respect of the Options on or after the date hereof are hereby revoked and no subsequent proxies will be given until such time as this proxy shall be terminated in accordance with its terms.

     Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned. The Stockholder authorizes the Proxyholders to file this proxy and any substitution or revocation of substitution with the Secretary of IFG and with any Inspector of Elections at any meeting of the stockholders of IFG.

     This proxy is irrevocable and shall survive the insolvency, incapacity, death or liquidation of the undersigned.

Dated:  March 17, 1998


                         ANDREW L. FARKAS



                         By: /s/ Andrew L. Farkas


Shares and Options to which this Irrevocable Proxy relates:

________ shares of IFG Common Stock

________ Options for shares of IFG Common Stock
























                                                      (Exhibit n)


          CALL OPTION, PUT OPTION AND PURCHASE PRICE ADJUSTMENT AGREEMENT (this "Agreement") dated as of March 17, 1998, by and between Apartment Investment and Management Company, a Maryland corporation ("AIMCO"), and Andrew L. Farkas (the "Stockholder").

          WHEREAS, the Stockholder beneficially owns (i) an aggregate of shares of Common Stock, par value $.01 per share ("IFG Stock"), of Insignia Financial Group, Inc. ("IFG"), (ii) options and/or warrants to purchase an aggregate of shares of IFG Stock, but only to the extent they are outstanding on the Call Option Trigger Date (as hereinafter defined) or the Put Option Trigger Date (as hereinafter defined), and if any option or warrant is exercised, then the number of shares of IFG Stock shall be increased by the number of shares received upon such exercise (collectively, "Insignia Options"), and (iii) ________ shares of beneficial interest, par value $0.01 per share ("IPT Stock"), of Insignia Properties Trust ("IPT");

          WHEREAS, AIMCO, IFG and Insignia/ESG, Inc., a Delaware corporation ("SpinCo"), are entering into an Agreement and Plan of Merger dated as of the date hereof (the "Merger Agreement"), which provides, among other things, for the merger of IFG with and into AIMCO, with AIMCO as the surviving corporation; and

          WHEREAS, in order to induce AIMCO to enter into the Merger Agreement and in further consideration thereof, the Stockholder has agreed to grant AIMCO the Call Option (as hereinafter defined) on the terms and subject to the conditions set forth herein.

          NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements set forth herein, the parties hereto intending to be legally bound agree as follows:

          1.  Grant of Call Option; Price Protection; Put Option.
(a) Upon the terms and subject to the conditions contained herein, the Stockholder hereby grants AIMCO an irrevocable option (the "Call Option") to purchase in the aggregate 45% of the shares of IFG Stock, 45% of the shares of IFG Stock issuable upon the exercise of the Insignia Options and 45% of the shares of IPT Stock (collectively, the "Stockholder's Shares"); provided, however, in the event (a) the Spin Off has occurred or (b) the Merger Agreement is terminated by Target pursuant to Section 9.1(e) thereof, or pursuant to Section 9.1(b), (c) or (d) of the Merger Agreement following the making of an Acquisition Proposal, unless such Acquisition Proposal relates only to SpinCo (whether or not the Spin Off has occurred), "Stockholder's Shares" shall mean 100% of the shares of IFG Stock, 100% of the shares of IFG Stock issuable upon the exercise of the Insignia Options and 100% of the shares of IPT Stock. The per share purchase price for each share of IFG Stock shall be $25.00 per share (the "IFG Per Share Purchase Price") and the per share purchase price for each share of IPT Stock shall be $13.25 per share; provided, however, that in the event the Spin Off has occurred, the IFG Per Share Purchase Price shall be reduced to $11.00 per share. The aggregate purchase price for the Stockholder's Shares shall be payable by AIMCO at the Closing (as hereinafter defined) by wire transfer in immediately available funds to an account or accounts designated by the Stockholder prior to the Closing Date (as hereinafter defined).

          If during the term of this Agreement AIMCO increases the Merger Consideration payable pursuant to the Merger Agreement in response to an Acquisition Proposal, then the IFG Per Share Purchase Price for the Stockholder's Shares shall be increased by the amount of the increase of the Merger Consideration. If any portion of the Merger Consideration is payable in a form of consideration that is not cash, then AIMCO and the Stockholder shall mutually determine the dollar value of the non-cash portion of the Merger Consideration (it being understood that for the purposes of this Agreement the Merger Consideration set forth in the Merger Agreement is valued by the parties at $25.00 per share, and the Independent Appraiser (as defined below) shall be bound by such valuation). If AIMCO and the Stockholder are unable to agree on the dollar value of such non-cash consideration, then the IFG Per Share Purchase Price shall be immediately increased to the lower of (a) the estimate of the dollar value of such non-cash consideration offered by AIMCO and
(b) the estimate of the dollar value of such non- cash consideration offered by the Stockholder, but in no case shall the IFG Per Share Purchase Price be less than $25 per share before the Spin Off has occurred or less than $11 per share after the Spin Off has occurred and no less than the lower of clause
(a) or (b) above (the "Agreed Price"). The IFG Per Share Purchase Price shall later be adjusted to the extent that the Independent Appraiser provides an appraisal of the dollar value of the non-cash portion of the increase in the Merger Consideration offered by AIMCO. "Independent Appraiser" shall mean that independent qualified appraiser jointly selected by AIMCO and the Stockholder. AIMCO and the Stockholder shall each bear one-half of the cost of any appraisal provided by the Independent Appraiser, and shall instruct the Independent Appraiser to render his report within 30 days.

          In the event that, after payment of the Aggregate Purchase Price to the Stockholder pursuant to this Section 1(a) or Section 1(c) hereof, the Independent Appraiser delivers an appraisal report to AIMCO and the Stockholder which indicates that the IFG Per Share Purchase Price is subject to adjustment pursuant to this Section 1(a), then if the appraisal report indicates that the Agreed Price was lower than indicated by such appraisal report, then AIMCO shall, within 10 days, wire transfer immediately available funds to an account or accounts designated by the Stockholder the difference between the value set forth in such appraisal report and the amount theretofore paid to the Stockholder pursuant to this Section 1(a) or Section 1(c) hereof.

          The "Aggregate Purchase Price" shall mean the aggregate purchase price for the Stockholder's Shares as established pursuant to the preceding portions of this Section 1(a).

          (b) Upon the terms and subject to the conditions contained herein, AIMCO hereby grants to Stockholder the irrevocable right (the "Price Protection Right") to receive from AIMCO an amount (the "Price Protection Payment") equal to the difference between (i) the Aggregate Purchase Price and (ii)
(a) the average closing sale price per share of IFG Stock on the New York Stock Exchange (the "NYSE") for the three (3) trading days preceding the date on which the Stockholder gives written notice to exercise its Purchase Price Right multiplied by 45% of the aggregate number of shares of IFG Stock plus the aggregate number of shares of IFG Stock issuable upon the exercise of the Insignia Options which are subject to the Price Protection Right plus (b) the average closing sale price per share of IPT Stock on the securities exchange or listing or quotation service on which the IPT Stock is traded for the three (3) trading days preceding the date on which the Stockholder gives written notice to exercise its Price Protection Right, or $13.25, if IPT Stock is not then listed on any securities exchange or listing or quotation services multiplied by 45% of the aggregate number of shares of IPT Stock subject to the Price Protection Right; provided, however, that in the event that (i) the Spin Off has occurred or (ii) the Merger Agreement is terminated by Target pursuant to Section 9.1(e) thereof, or pursuant to Section 9.1(b), (c) or (d) of the Merger Agreement following the making of an Acquisition Proposal, unless such Acquisition Proposal relates only to SpinCo (whether or not the Spin Off has occurred), before the Closing with respect to the Price Protection Trigger Event (as hereinafter defined), "Price Protection Payment" shall mean an amount equal to the difference between (i) the Aggregate Purchase Price giving effect to the Spin Off (if the Spin Off has occurred) and (ii) (a) the average closing sale price per share of IFG Stock on the NYSE for the three (3) trading days preceding the date the Stockholder gives written notice to exercise its Price Protection Right multiplied by the sum of 100% of the shares of IFG Stock plus the aggregate number of shares of IFG Stock issuable upon the exercise of the Insignia Options which are subject to the Price Protection Right plus (b) the average closing sale price per share of IPT Stock on the securities exchange or listing or quotation service on which the IPT Stock is traded for the three (3) trading days preceding the date on which the Stockholder gives written notice to exercise its Price Protection Right, or $13.25 if the IPT Stock is not then listed on any securities exchange or listing or quotation service, multiplied by 100% of the shares of IPT Stock subject to the Price Protection Right. The Price Protection Payment shall be payable by wire transfer in immediately available funds to an account or accounts designated by the Stockholder prior to the Closing Date.

          (c) Upon the terms and subject to the conditions contained herein, AIMCO hereby grants to the Shareholder an irrevocable option (the "Put Option") to sell to AIMCO the Stockholder's Shares. The per share purchase price for each share of IFG Stock purchased in connection with the Put Option shall be the IFG Per Share Purchase Price and the per share purchase price for each share of IPT Stock purchased in connection with the Put Option shall be $13.25 per share; provided, however, that in the event the Spin Off has occurred, the IFG Per Share Purchase Price shall be reduced to $11.00 per share. The Aggregate Purchase Price shall be payable by AIMCO at the Closing by wire transfer in immediately available funds to an account or accounts designated by the Stockholder prior to the Closing Date.

          2. Term of Call Option, Price Protection Right and Put Option. Each of the Call Option, the Price Protection Right and the Put Option shall commence on the date hereof and shall expire on the Termination Date (the "Expiration Date"). "Termination Date" means the earlier to occur of (i) the time immediately prior to the Effective Time (as defined in the Merger Agreement), and (ii) five business days after the occurrence of either, a Call Option Trigger Event, a Put Option Trigger Event or a Price Protection Trigger Event, provided that if AIMCO or the Stockholder, as the case may be, provides written notice to the other party of its wish to exercise the Call Option, in the case of AIMCO, or the Price Protection Right or the Put Option, in the case of the Stockholder, then ten business days after the earliest of (a) delivery of the written notice, if any, exercising the Call Option, (b) delivery of the written notice, if any, exercising the Price Protection Right, if there has been no Call Option Trigger Event or if no exercise of the Call Option has been delivered, (c) delivery of the written notice, if any, exercising the Put Option and (d) the satisfaction or waiver of the applicable conditions set forth in the first paragraph of
Section 3 hereof.

          3. Exercise of Call Option, Price Protection Right and Put Option. Subject to the provisions set forth below, each of the Call Option, the Price Protection Right or the Put Option may be exercised by either AIMCO or the Stockholder, as the case may be, at any time on and after the date hereof through and including the Expiration Date; provided that a. no statute, rule, regulation, court order, or injunction shall have been enacted, entered, promulgated or enforced, and be in force, by any court or governmental authority which prohibits the consummation of the purchase and sale of the Stockholder's Shares hereunder; (b) any waiting period applicable to the purchase and sale of the Stockholder's Shares hereunder under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act") shall have expired or been terminated; (c) a Call Option Trigger Event, with respect to exercise, if any, of the Call Option shall have occurred prior to the Termination Date; and (d) a Price Protection Trigger Event, with respect to exercise, if any, of the Price Protection Right, shall have occurred prior to the Termination Date and (e) a Put Option Trigger Event, with respect to exercise, if any, of the Put Option, shall have occurred prior to the Termination Date; provided, further, that in the case of the Price Protection Right or the Put Option (x) the representations and warranties of the Stockholder contained in
Section 5 hereof shall be true and correct in all material respects as of the Closing Date with the same force and effect as though the same had been made on and as of the Closing Date; and
(y) the Stockholder shall have performed and complied in all material respects with each of its obligations under this Agreement required to be performed by it at or prior to the Closing Date. For purposes of this Agreement, a "Call Option Trigger Event" means the date on which the Merger Agreement has been terminated for any reason prior to consummation of the Merger, other than termination due to (aa) failure of any waiting period under the HSR Act applicable to the Merger to have expired or terminated, (bb) any permanent injunction or other order by any federal or state court preventing consummation of the Merger or (cc)(i) Target validly terminating the Merger Agreement pursuant to Section 9.1(b)(i) thereof and (ii) the absence of a right by AIMCO to validly terminate the Merger Agreement pursuant to Section 9.1(b)(i) thereof. For purposes of this Agreement, "Price Protection Trigger Event" means the date which is five business days after the occurrence of a Call Option Trigger Event, provided that no exercise of the Call Option has been delivered by the last day for the giving of such notice. For purposes of this Agreement, a "Put Option Trigger Event" means the date on which the Merger Agreement has been validly terminated by Target pursuant to Section 9.1(b)(i) thereof, but if, and only if, AIMCO did not have the right to validly terminate the Merger Agreement pursuant to Section 9.1(b)(i) thereof on the date of such termination.

          In the event AIMCO wishes to exercise the Call Option, or the Stockholder wishes to exercise the Price Protection Right or the Put Option, such exercising party shall send written notice (which shall be irrevocable) to the other party specifying that it wishes to purchase the Stockholder's Shares, in the case of the Call Option, receive the Price Protection Payment, in the case of the Price Protection Right, or sell the Stockholder's Shares, in the case of the Put Option, and a date (the "Closing Date") for the closing of such purchase or receipt of such payment (a "Closing"). Such notice shall be sent no later than the fifth business day following the Call Option Trigger Event, the Price Protection Trigger Event or the Put Option Trigger Event, as the case may be. The Closing shall take place on the tenth business day after the earliest of (a) delivery of the written notice, if any, exercising the Call Option, (b) delivery of the written notice, if any, exercising the Price Protection Right, (c) delivery of the written notice, if any, exercising the Put Option, and (d) the satisfaction or waiver of the applicable conditions set forth in the preceding paragraph, at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, 919 Third Avenue, New York, New York or at such other place as may be mutually agreed upon by AIMCO and the Stockholder. Until either the Call Option, in the case of AIMCO, or the Price Protection Right or the Put Option, in the case of the Stockholder, has been exercised and AIMCO has paid the Aggregate Purchase Price or the Price Protection Payment, as the case may be, in full as provided for in Section 1 hereof, the parties hereto agree that the Stockholder shall own the Stockholder's Shares and Insignia Options for all purposes.

          In the event AIMCO delivers written notice exercising the Call Option, Stockholder shall, immediately prior to the Closing, exercise the Insignia Options and purchase from IFG the shares of IFG Stock issuable upon the exercise of the Insignia Options. Concurrent with Stockholder's exercise of the Insignia Options, AIMCO shall loan to Stockholder an amount equal to the aggregate exercise price of the Insignia Options in consideration for a promissory note payable on demand (the "Promissory Note") which shall be secured by all the shares of IFG Stock owned by Stockholder, the Insignia Options and the IFG Stock acquired upon the exercise of the Insignia Options and with full recourse against the Stockholder. The Promissory Note shall bear interest at a rate equal to AIMCO's weighted average cost of funds.

          If the person signing this Agreement is Andrew Farkas, he agrees that in the event the Call Option is exercised and he is unable to deliver any of the Stockholder's Shares for any reason including, without limitation, because Metropolitan Asset Partners IV L.P. ("MAP IV") and/or Metropolitan Asset Partners V L.P. ("MAP V") have not distributed shares to Mr. Farkas for any reason, he will be in breach of this Agreement and liable to AIMCO for damages.

          4.  Payment and Delivery of  Certificates.  At any
Closing pursuant to an exercise of the Call Option, the Price
Protection Right or the Put Option hereunder:

          (a) AIMCO will make payment to the Stockholder of the Aggregate Purchase Price or the Price Protection Payment, as the case may be, as provided for in Section 1 hereof in immediately available funds.

          (b) In the event of the exercise of the Call Option or the Put Option, Stockholder shall deliver to AIMCO certificates evidencing Stockholder's Shares, in form ready for transfer, duly endorsed in blank with all signatures guaranteed by a member firm of the New York Stock Exchange or by a national bank. At the Closing, and from time to time thereafter, Stockholder shall execute and deliver such other documents and instruments, and take such other actions, as AIMCO may reasonably request, in order to more fully vest in AIMCO and perfect its title to Stockholder's Shares.

          5. Representations and Warranties of Stockholder. Except as set forth on Schedule 5 attached hereto, the Stockholder represents and warrants to AIMCO that: (a) Stockholder has duly authorized, executed and delivered this Agreement and this Agreement is a legal, valid and binding obligation of Stockholder, enforceable against Stockholder in accordance with its terms; and neither the execution of this Agreement nor the consummation by such Stockholder of the transactions contemplated hereby will constitute a violation of or default under, or conflict with, any contract, commitment, agreement, understanding, arrangement or restriction of any kind to which such Stockholder is a party or by which Stockholder is bound; (b) as of the date hereof, the Shares and Insignia Options listed on Annex A to this Agreement represent all the shares of IFG Stock and IPT Stock and Insignia Options as to which the Stockholder has a pecuniary beneficial interest (other than through a limited partnership of which he or his controlled entity is not a general partner) and (as to restricted stock and Insignia Options) are vested, and there are no options, warrants or rights to purchase or acquire, or agreements relating to, the Stockholder's Shares and Insignia Options other than this Agreement, and the instruments permitting or effectuating the grant of restricted stock and Insignia Options; (c) upon dissolution of MAP IV and MAP V, the Stockholder will have (without exception) good title to the Stockholder's Shares and Insignia Options free and clear of all claims, liens, charges, encumbrances and security interest of any nature whatsoever, except that the Stockholder may have pledged all or part of the Stockholder's Shares to a bona fide financial institution if (unless the person signing this Agreement is one of Messrs. Aston, Garrison, or Uretta) such institution agrees in writing to be bound by this Agreement, and the Stockholder will transfer to AIMCO good title to the Stockholder's Shares other than the Insignia Options, free and clear of all claims, liens, charges, encumbrances and security interests of any nature whatsoever placed thereon by the Stockholder or, if the person signing this Agreement is Andrew L. Farkas, by MAP IV and MAP V; (d) except for the Voting Agreement and the Proxy, the Stockholder is not a party to or otherwise bound by any proxy, voting agreement or restriction which affects the voting rights of the Shares or any shares underlying the Insignia Options or any capital stock or other security of IFG; and (e) in the case of a Stockholder which is a trust, the undersigned individual trustees of such trust are lawful and duly appointed trustees of such trust and have full power and authority on behalf of such trust to enter into this Agreement and to consummate the transactions contemplated hereby.

          6. Representations and Warranties of AIMCO. AIMCO represents and warrants to the Stockholder as follows: (a) AIMCO is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland; (b) AIMCO has full power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby; (c) the execution, delivery and performance of this Agreement by AIMCO and the consummation by it of the transactions contemplated hereby have been approved by all necessary corporate action on the part of AIMCO; (d) this Agreement constitutes the legal, valid and binding obligation of AIMCO; and (e) AIMCO is purchasing the Stockholder's Shares for investment only and not with a view to the distribution thereof.

          7. Covenants of the Stockholder. (a) The Stockholder shall not transfer, pledge, hypothecate, sell, exchange or offer to transfer or sell or otherwise dispose of or encumber or grant any proxy or consent with respect to any of the Shares or Insignia Options at any time prior to the Termination Date, except that the Stockholder may execute the Voting Agreement and the Irrevocable Proxy, dated as of the date hereof, by and between the parties hereto (the "Voting Agreement and the Proxy"), sell the Insignia Options to IFG after the Spin Off and prior to the consummation of the Merger or pledge all or part of the Stockholder's Shares to a bona fide financial institution which agrees in writing to be bound by this Agreement.

          (b) The Stockholder, in his or its capacity as a holder of Shares and Insignia Options, agrees that prior to the Closing the Stockholder will retain record (to the extent he or it possesses record ownership as of the date hereof) and beneficial ownership of all of the Stockholder's Shares and (except as contemplated by Section 7(a)) the Insignia Options.

          (c) If this Agreement is signed by Andrew L. Farkas, in the event that (a) at the time of delivery of the Call Option Notice or (b) at any time following an Acquisition Proposal (as defined in the Merger Agreement) upon the written request of AIMCO, Mr. Farkas does not own of record any of the Stockholder's Shares and such shares are beneficially owned by MAP IV or MAP V, Mr. Farkas in his capacity as the sole stockholder and director of Metro Shelter Directives, Inc., the sole general partner of MAP IV, and in his capacity as the sole stockholder and director of MV Inc., the sole general partner of MAP V, will cause each of MAP IV and MAP V to distribute, within three business days following delivery of the Call Option or within three business days following AIMCO's written request, to him the number of shares of IFG Stock set forth on Annex A.

          8. Resale of AIMCO Shares. The Stockholder hereby agrees that unless he or it receives prior written consent of AIMCO, such Stockholder will not sell, assign, transfer or otherwise dispose of any shares of capital stock of AIMCO obtained pursuant to the Merger, or enter into any negotiations, commitments or agreements with respect to any such disposition, during the period ending on the second anniversary of the consummation of the Merger, as applicable; provided; however, such Stockholder may dispose of any such capital stock to a family member or related trust or estate planning vehicle if such person, trust or entity agrees in writing to be bound by the provisions of this Agreement, or may pledge all or part of the shares of capital stock of AIMCO held by the Stockholder to a bona fide financial institution which agrees in writing to be bound by this Agreement; providedfurther, that the Stockholder may sell or otherwise dispose of up to twenty-five (25)% of such shares of capital stock of AIMCO during the period commencing on the Closing Date and ending six months thereafter and an additional 25% during each subsequent six month period. AIMCO agrees that it will respond to any request by the Stockholder pursuant to the preceding sentence within five business days of its receipt thereof.

          If the Stockholder is unable after reasonable efforts to locate a bona fide financial institution which is willing to be bound in writing to this Agreement, then AIMCO shall, upon execution of customary loan and security agreements, provide a loan to the Stockholder, in an amount equal to fifty (50)% of the aggregate fair market value of the shares of capital stock of AIMCO then owned by the Stockholder (or the Stockholder's Shares, if the Merger has not been consummated), which loan shall be secured by all the shares of capital stock of AIMCO then owned by the Stockholder (or the Stockholder's Shares, if the Merger has not been consummated) provided, however, that the value of such loan shall not exceed five percent of the value of the total assets of AIMCO, all as measured for purposes of Section 856(c)(4)(B) of the Code. Such loan shall be recourse to the Stockholder, shall be for a term of three years, shall bear interest at a rate which is equal to AIMCO's weighted average cost of capital, as calculated on the date such loan is provided to the Stockholder, and all accrued interest on the principal amount of such loan shall be due and payable semi-annually.

          This Section 8 shall not apply if the Stockholder is a Trust.

          9. Covenants of AIMCO. AIMCO hereby agrees that if it consents in writing to the Stockholder's request to sell shares of capital stock of AIMCO pursuant to Section 8 hereof, then it will, from the date of delivering such written consent to the Stockholder, consent in writing to any requests by any other person or entity signing an agreement substantially the same as this Agreement in the two weeks before or after this Agreement is executed (the "Parallel Agreements") to sell shares of capital stock of AIMCO pursuant to Section 8 of the Parallel Agreements. AIMCO hereby agrees not to exercise the Call Option granted herein unless it simultaneously exercises the call options granted to it pursuant to the Parallel Agreements.

          10. Trustee Liability. Any undersigned individual trustee of a trust which is a Stockholder of IFG shall have no personal liability hereunder, and it is understood that any such trustee that signs this Agreement shall do so on behalf of such trust in his or her capacity as trustee of such trust, and not in his or her individual capacity.

          11. HSR Act. Each party hereto shall file or cause to be filed with the FTC and the Department of Justice any notifications required to be filed by their respective "ultimate parent" companies under the HSR Act and the rules and regulations promulgated thereunder with respect to the transactions contemplated hereby. Such parties will use all commercially reasonable efforts to make any such filings in a timely manner and respond on a timely basis to any requests for additional information made by either of such agencies.

          12. Specific Performance. The parties hereto agree that their respective remedies at law would be inadequate in the event of any default by the other party in the performance of such party's obligations under this Agreement. Accordingly, the parties hereto agree that in the event of any such default the non-defaulting party shall have the right to seek specific performance of such obligations as well as any other legal remedies to which such non-defaulting party may be entitled.

          13. Assignment; Parties in Interest. This Agreement shall not be assignable, except that AIMCO may assign its rights under this Agreement to a subsidiary or affiliate of AIMCO or, if AIMCO determines that its status as a real estate investment trust would make advisable a partial purchase by AIMCO and assignment of its remaining rights under this Agreement to a third party, to any third party who agrees in writing to be bound by this Agreement; provided, however, that no assignment shall effect the obligations of AIMCO under this Agreement. This Agreement shall be binding upon, inure to the benefit of and be enforceable by and against the parties hereto and their successors (including administrators and executors of individuals or trusts).

          14. Amendments. No amendment or waiver of any provision of this Agreement shall be effective unless the same shall be in writing and signed by or on behalf of AIMCO and by or on behalf of each Stockholder or their respective heirs, representatives, successors or assigns. All notices and other communications pursuant to this Agreement shall be in writing or by fax and mailed or sent to each party hereto at its address set forth on the signature page hereto or at such other address as shall be designated by such party in a written notice to the other parties hereto.

          15. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New
York without giving effect to principles of conflict of laws thereof.

          16. Counterparts. This Agreement may be executed in two or more counterparts, each of which will be deemed to be an original but all of which together will constitute one and the same instrument.

          15. Effect of Headings. The descriptive headings contained herein are for convenience only and shall not effect in any way the meaning or interpretation of this Agreement.

          16. Capitalized Terms. Capitalized terms used and not defined herein shall have the meanings ascribed to them in the Merger Agreement.

          17. Information to be Supplied. If the person signing this Agreement is one of Messrs. Aston, Garrison, or Uretta, the number of shares and options is not yet filled in and he agrees to supply such information to AIMCO promptly but in any case within two weeks and agrees that he is bound by this Agreement prior to and following delivery of such information.

                   *     *     *     *     *




























          IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed on the day and year first written above.


                         APARTMENT INVESTMENT AND
                         MANAGEMENT COMPANY


                         By: /s/ Peter Kompaniez
                         Name: Peter Kompaniez
                         Its:  President
                         Address:  1873 South Bellaire Street
                                   Suite 1700
                                   Denver, Colorado 80222
                                   Tele: (303) 757-8101
                                   Fax:  (303) 757-8735



                         Stockholder


                         /s/ Andrew L. Farkas
                         Name:  Andrew L. Farkas
                         Address:


























                                                      (Exhibit o)



                       JOINT FILING AGREEMENT


     Pursuant to Rule 13d-1(f)(1)(iii) promulgated under the Securities Exchange Act of 1934, each of the undersigned hereby agrees that Schedule 13D dated March 17, 1998, with respect to the Class A common stock, par value $.01 per share, of Insignia Financial Group, Inc. (to which this Agreement is attached as Exhibit (o)), and any amendments thereto, may be filed by Andrew
L. Farkas or Metropolitan Acquisition Partners IV, L.P. on behalf of each such person.


Dated: March 30, 1998

                              R.A.F. Resources


                              By:/s/ Andrew L. Farkas
                                   Andrew L. Farkas
                                   General Partner


                              /s/ Robin L. Farkas
                              Robin L. Farkas


                              Metro Shelter Directives, Inc.


                              By:/s/ Andrew L. Farkas
                                   Andrew L. Farkas
                                   President


                              The Andrew Farkas Trust U/A
                                dated February 25, 1998


                               /s/ Charles Garner
                              Charles Garner
                              Trustee


                              The Andrew Farkas Trust U/A
                                dated February 25, 1998


                              /s/ Arnold S. Jacobs
                              Arnold S. Jacobs
                              Trustee


                              The Andrew Farkas Trust U/A
                                dated February 25, 1998


                              /s/ William P. Lauder
                              William P. Lauder
                              Trustee


                              /s/ James A. Aston
                              James A. Aston


                              /s/ Frank M. Garrison
                              Frank M. Garrison


                              /s/ Ronald Uretta
                              Ronald Uretta


                              F III, Inc.


                              By:/s/ Andrew L. Farkas
                                   Andrew L. Farkas
                                   President